Filed Pursuant to Rule 433

Registration Statement No. 333-155758

Issuer Free Writing Prospectus dated July 21, 2010 relating to each of the
Preliminary Prospectus Supplements dated July 21, 2010

Genco Shipping & Trading Limited

Final Term Sheet Relating to

$110,000,000 Aggregate Principal Amount of
5.00% Convertible Senior Notes due August 15, 2015

and

3,125,000 Shares of Common Stock, Par Value $0.01 Per Share

This term sheet relates only to the notes and common stock referenced above (together, the “securities”) and should be read together with the preliminary prospectus supplement dated July 21, 2010 (including the documents incorporated by reference therein and the accompanying prospectus dated February 27, 2009) relating to the notes offering or the preliminary prospectus supplement dated July 21, 2010 (including the documents incorporated by reference therein and the accompanying prospectus dated February 27, 2009) relating to the common stock offering, respectively, before making a decision in connection with an investment in the corresponding securities. The information in this term sheet supersedes the information in the relevant preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meanings ascribed to them in the relevant preliminary prospectus supplement.

General

Issuer:	Genco Shipping & Trading Limited, a Marshall Islands corporation (“Genco”).

Ticker/Exchange:	GNK / New York Stock Exchange.

Last Reported Sale Price of Common Stock on July 21, 2010:	$16.18 per share.

Use of Proceeds:

Genco plans to use the net proceeds from the notes and common stock offerings for the contemplated vessel acquisitions described in the preliminary prospectus supplements and for general corporate purposes.

Recent Development:

Genco has agreed with Setaf Saget SAS, a subsidiary of Bourbon SA, to fix the vessel to be renamed Genco Pyrenees for a charter from delivery, which is anticipated for the third quarter of 2010, for 11 to 12.5 months at a rate of $19,000 per day less 3.75% third-party commissions. The charter is subject to delivery of the vessel and related charter documentation.

Notes Offering

Title of Securities:	5.00% Convertible Senior Notes due August 15, 2015 (the “notes”).

Aggregate Principal Amount Offered:

$110,000,000 aggregate principal amount of notes (or a total of $125,000,000 if the underwriters’ over-allotment option to purchase up to $15,000,000 of additional aggregate principal amount of notes is exercised in full).

Denomination:	$1,000 x $1,000.

Price to Public:	100% of principal amount, plus accrued interest from July 27, 2010, if settlement occurs after that date; $110,000,000 total.

Underwriting Discounts and Commissions:	3.0% of principal amount; $3,300,000 (excluding the underwriters’ over-allotment option) total.

Proceeds, After Expenses, to Genco:

Genco expects to receive approximately $106.3 million (or approximately $120.8 million if the underwriters exercise their overallotment option in full) of proceeds from the notes offering after deducting discounts and commissions payable to the underwriters and deducting expenses payable by Genco related to the notes offering.

Concessions:	The underwriters may offer notes to dealers at a price that represents a concession not in excess of 1.8% of the principal amount of the notes.

Expenses:	Genco estimates that its share of the total expenses for the notes offering, excluding underwriting discounts and commissions, will be approximately $416,000.

Stated Maturity:	August 15, 2015, subject to earlier repurchase or conversion.

Ranking:

The notes will be Genco’s senior unsecured obligations and will rank equally in right of payment with all of Genco’s other senior unsecured debt and senior to any future subordinated debt. The notes will be structurally subordinated to all present and future debt and other obligations of Genco’s subsidiaries. The notes are not guaranteed by any of Genco’s subsidiaries. In addition, the notes are effectively subordinated to all of Genco’s present and future secured debt, including Genco’s debt under its 2007 Credit Facility, to the extent of the collateral securing that debt.

Interest Rate:	5.00% per annum.

Interest Payment Dates:

Interest will accrue from July 27, 2010, and will be payable semi-annually in arrears on February 15 and August 15 of each year, beginning on February 15, 2011, to holders of record at the close of business on the preceding February 1 and August 1, respectively.

Day Count Convention:	30/360.

Initial Conversion Price:	$19.60 per share of common stock.

Initial Conversion Rate:	Approximately 51.0204 shares of common stock per $1,000 aggregate principal amount of notes.

Convertibility Trigger Price under the Market Price Condition:	Approximately $25.48, which is 130% of the Initial Conversion Price.

CUSIP Number:	36869M AA3.

ISIN Number:	US36869MAA36.

Listing:	None.

Joint Book-Running Managers:	Deutsche Bank Securities Inc. BNP Paribas Securities Corp. Credit Suisse Securities (USA) LLC

Co-Managers:	Credit Agricole Securities (USA) Inc. DVB Capital Markets LLC Knight Capital Markets LLC

Adjustment to Conversion Rate upon a Make Whole Adjustment Event:

The following table sets forth the numbers of additional shares of Genco common stock to be added to the conversion rate for each $1,000 principal amount of notes upon conversion in connection with a make whole adjustment event based upon hypothetical stock prices and effective dates.

	Stock Price
Effective Date	$16.00	$17.00	$18.00	$20.00	$22.00	$24.00	$26.00	$28.00	$30.00	$32.50	$35.00	$37.50	$40.00	$42.50	$45.00
July 27, 2010	11.47	9.94	8.64	6.56	5.00	3.82	2.92	2.21	1.66	1.13	0.74	0.45	0.24	0.09	0.00
August 15, 2011	11.47	10.38	8.96	6.72	5.07	3.84	2.90	2.17	1.62	1.09	0.70	0.42	0.22	0.08	0.00
August 15, 2012	11.47	10.60	9.06	6.66	4.93	3.65	2.70	1.98	1.44	0.94	0.58	0.32	0.15	0.04	0.00
August 15, 2013	11.47	10.43	8.74	6.17	4.37	3.10	2.19	1.53	1.05	0.63	0.34	0.15	0.03	0.00	0.00
August 15, 2014	11.47	9.32	7.43	4.69	2.92	1.80	1.09	0.64	0.35	0.13	0.01	0.00	0.00	0.00	0.00
August 15, 2015	11.47	7.78	4.52	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

The stock prices and additional share amounts set forth above are based upon the initial price to the public of the shares offered in the common stock offering, $16.00, and an initial conversion price of $19.60.

Notwithstanding anything in the indenture to the contrary, Genco may not increase the conversion rate to more than 62.5 shares per $1,000 principal amount of notes as a result of a make whole adjustment, subject to adjustments for the same events for which Genco must adjust the conversion price as set forth under “Description of Notes—Conversion of Notes—Conversion Price Adjustments” in the preliminary prospectus supplement relating to the notes, by the inverse of the adjustment factor applied to the conversion price under that section.

The exact stock prices and effective dates may not be set forth in the table above, in which case if the stock price is:

•                  between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•                  in excess of $45.00 per share (subject to adjustment), no additional shares will be issued upon conversion; and

•                  less than $16.00 per share (subject to adjustment), no additional shares will be issued upon conversion.

Common Stock Offering

Common Stock Offered:

3,125,000 shares of common stock of Genco, par value of $0.01 per share (or a total of 3,593,750 shares if the underwriters’ over-allotment option to purchase up to 468,750 additional shares of common stock is exercised in full). This reflects an increase in offering size from the amount set forth in the preliminary prospectus supplements.

Common Stock Outstanding:

The total number of issued and outstanding shares of common stock as of July 20, 2010 was 31,932,798 and will be approximately 35,057,798 immediately after the completion of the common stock offering (assuming no exercise of the underwriters’ over-allotment option).

Price to Public:	$16.00 per share; $50,000,000 total.

Underwriting Discounts and Commissions:	$0.72 per share; $2,250,000 (excluding the underwriters’ over-allotment option) total.

Concessions:

The underwriters may offer the common stock to dealers at a price that represents a concession not in excess of $0.43 per share. The underwriters may allow, and these dealers may re-allow, a concession of not more than $0.10 per share to other dealers.

Proceeds, After Expenses, to Genco:

Genco expects to receive approximately $47.6 million (or approximately $54.8 million if the underwriters exercise their overallotment option in full) of proceeds from the common stock offering after deducting discounts and commissions payable to the underwriters and deducting expenses payable by Genco related to the common stock offering.

Expenses:	Genco estimates that its share of the total expenses for the common stock offering, excluding underwriting discounts and commissions, will be approximately $403,000.

CUSIP Number:	Y2685T 10 7.

Joint Book-Running Managers:	Deutsche Bank Securities Inc. BNP Paribas Securities Corp. Credit Suisse Securities (USA) LLC

Co-Managers:	Credit Agricole Securities (USA) Inc. DVB Capital Markets LLC Knight Capital Markets LLC

Other Offering Information

Trade Date:	July 22, 2010.

Settlement Date:	July 27, 2010.

Lock-Up:	90 days; applies to Genco and Genco’s directors and executive officers.

CAPITALIZATION

The following table sets forth Genco’s capitalization as of March 31, 2010:

•                  on an actual basis;

•                  as adjusted to give effect to the issuance and sale of 3,125,000 shares of common stock in the common stock offering at a price of $16.00 per share and the application of the net proceeds therefrom (assuming no exercise of the underwriters’ over-allotment option), after deducting the estimated underwriting discount and offering expenses, as well as indebtedness incurred by Baltic Trading Limited under its credit facility; and

•                  as further adjusted to give effect to the issuance and sale of $110 million aggregate principal amount of notes and the application of the gross proceeds therefrom (assuming no exercise of the underwriters’ over-allotment option) but not the incurrence of any debt under Genco’s proposed $100 million and $253 million secured credit facilities or any debt issuance costs.

This allocation of the use of proceeds is illustrative of Genco’s intent with respect to the net proceeds from the offerings of the securities. See “Use of Proceeds” in each preliminary prospectus supplement for further information. This table should be read in conjunction with Genco’s unaudited consolidated financial statements (including the notes thereto) incorporated by reference into each preliminary prospectus supplement.

	March 31, 2010
	Actual	As adjusted for sale of the common stock and Baltic Trading indebtedness	Further adjusted for the convertible notes offering
		(in thousands)

Long-term debt, including current maturities:
Credit facilities	$1,314,500	$1,354,400	$1,354,400
Notes offered (1) (2)	—	—	85,126
Total long-term debt	1,314,500	1,354,400	1,439,526
Shareholders’ equity:
Preferred stock, $0.01 par value; 25,000,000 shares authorized; no shares issued or outstanding	—	—	—
Common stock, $0.01 par value; 100,000,000 shares authorized; 31,932,798 shares issued and outstanding, actual; 35,057,798 shares issued and outstanding, as adjusted for the common stock offering	319	351	351
Paid-in capital (1)(2)	720,667	768,232	793,106
Accumulated other comprehensive income	14,131	14,131	14,131
Retained Earnings	226,270	226,270	226,270
Total Genco Shipping & Trading Limited shareholders’ equity	961,387	1,008,984	1,033,858
Non Controlling Interest	212,770	212,770	212,770
Total shareholders’ equity	1,174,157	1,221,754	1,246,628
Total capitalization	$2,488,657	$2,576,154	$2,686,154

(1)   A $110.0 million principal amount and estimated $24.9 million debt discount will be recorded for the notes, resulting in a net increase in outstanding debt amounts reported as a result of the notes offering of $85.1 million and increasing shareholders’ equity by approximately $24.9 million.

(2)   Does not include debt issuance costs.

Genco has filed a registration statement, as well as prospectus supplements and the accompanying prospectus, with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus supplements and the accompanying prospectus and other documents Genco has filed with the SEC for more complete information about Genco and these offerings. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Genco, the underwriters or any dealer participating in the offerings will arrange to send you the prospectus supplements and accompanying prospectus if you request them by contacting Deutsche Bank Securities Inc., Attn: Prospectus Department, 100 Plaza One, Jersey City, NJ 07311, Telephone number: +1-800-503-4611, Email: prospectus.cpdg@list.db.com; BNP Paribas Securities Corp., Attn: Convertible Securities Desk, 787 Seventh Avenue, 8th Floor, New York, NY 10019, Telephone number: +1-888-828-7480; or Credit Suisse Securities (USA) LLC, Attn: Prospectus Department, One Madison Avenue, New York, NY 10010, Telephone number: +1-800-221-1037.

This final term sheet does not contain a complete description of the notes, the common stock or either offering.  It should be read together with the prospectus supplement relating to the notes offering or the common stock offering, as applicable, and the accompanying prospectus.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via email or another communication system.